EVENTURE INTERACTIVE, INC.

3420 BRISTOL STREET

6TH FLOOR

COSTA MESA, CA 92626

October 10, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Katherine Wray
Ji Kim
Barbara C. Jacobs

Re:	Eventure Interactive, Inc.
Request to Withdraw Registration Statement on Forms S-1
Filed August 25, 2014 and September 24, 2014 (Amendment No. 1)
File No. 333-198353

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Eventure Interactive, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Companies’ Registration Statement on Form S-1 (Registration No. 333-198353), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because terms of the equity financing agreement were renegotiated after we filed the Registration Statement. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

In connection with the foregoing, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Scott Rapfogel, Esq. of Crone Kline Rinde LLP, via email at srapfogel@ckrlaw.com or via facsimile at 212.400.6901.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Scott Rapfogel at 212.400.6900.

Thank you for your assistance in this matter.

Sincerely,

Eventure Interactive, Inc.

/s/ Gannon Giguiere

Gannon Giguiere

Chief Executive Officer